Weibo Corporation

7/F, Shuohuang Development Plaza

No. 6 Caihefang Road, Haidian District

Beijing 100080, China

August 12, 2016

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      Weibo Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 28, 2015

Form 6-K filed May 13, 2016

File No. 001-36397

Dear Ms. Collins and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) and the Company’s Form 6-K filed May 13, 2016. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects

Results of Operations

Revenues, page 88

1.                                    You attribute the significant growth in SME revenues to the growth in the number of SMEs and the launch of the self-service marketing service system in the fourth quarter of fiscal 2014. Tell us your consideration to include a discussion of the percentage growth attributable to each and provide us with a breakdown of such amounts in your response. Also, tell us your consideration to provide the number of SMEs to add context to your disclosures. Please refer to Item 5.D of Form 20-F, Section III.B.3 of SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the self-service marketing service system is one of several channels through which SME customers can purchase promoted marketing services. Following the Company’s launch of the self-service marketing service system, SME customers may continue to make purchases through any of the Company’s sales channels, including the self-service marketing service system, advertising agencies, etc. Hence, the Company believes that revenues at the customer segment level, i.e., revenues from SME customers, rather than at the channel level, is the most meaningful and appropriate metric for delineating the development of its business. A number of industry peers also disclose information in the same manner, which makes the disclosed figures comparable and useful to investors. On the other hand, for the sake of materiality as well as preserving confidentiality and competitiveness, the Company will consider disclosing the detailed revenue breakdowns at the channel level if and only if the Company believes such information is material to investors and would help investors to gain a better understanding of the Company’s performance as compared with its peers.

The number of the Company’s total SME customers, including SME customers using the Company’s self-service marketing service system, was approximately 1.5 million in 2015, up 211% year over year. A major factor contributing to the large increase in the number of SME customers was the Company’s launch of the self-service marketing service system in the fourth quarter of 2014, which allows customers to purchase promoted marketing services directly from Weibo’s platform. The Company will disclose in its future filings the number of SME customers for the relevant periods together with the year-over-year comparisons.

Consolidated Financial Statements

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page F-5

2.                                    Please tell us your consideration to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

The Company respectfully advises the Staff that, no tax was recorded to other comprehensive loss in the past periods as components of other comprehensive loss were generated in jurisdictions where no tax was imposed on such income (loss). The Company will clarify the tax impact related to its other comprehensive income (loss) in its future filings. The change of each component of other comprehensive income (loss) was disclosed in the consolidated statements of shareholders’ equity (deficit).

There was no reclassification adjustment related to foreign currency translation or available-for-sale securities in the periods presented. The Company believes that it has disclosed the information as required by ASC 220-10-45-12 and 220-10-45-17.

On the face of Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) of 2015 Form 20-F, the figures of total comprehensive income (loss) are correct.  In light of the Staff’s comments, the Company proposes to revise the disclosure to adjust the originally reported figures for tax impact to each component of other comprehensive income (loss) in its future filings on Form 20-F as follows:

On the face of Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

	Year Ended December 31,

	2013	2014	2015

Net Income (loss)	(40,935)	(65,468)	34,189

Other comprehensive loss

Currency translation adjustments (net of tax of nil, nil, and nil for 2013, 2014 and 2015 respectively)	(174)	(1,450)	(7,874)

Unrealized loss on available-for-sale securities (net of tax of nil, nil, and nil for 2013, 2014 and 2015 respectively)	—	(2,067)	(198)

Total comprehensive income (loss)	(41,109)	(68,985)	26,117

Less: Comprehensive loss attributable to non-controlling interests	(888)	(366)	(829)

Comprehensive income (loss) attributable to Weibo’s ordinary shareholders	(40,221)	(68,619)	26,946

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-19

3.                                    We note the significant growth in your SME revenues is due, in part, to the launch of your self-service marketing system. Please describe how you account for such revenues and tell us your consideration of including a discussion of your revenue recognition policy related to such revenues in future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that the self-service marketing system is one of multiple channels for deriving SME revenues, which provide customers with a direct access to the Company’s sales system. Products offer to self-service customers are mainly promoted marketing services, which are discussed on Page F-19 of the 2015 Form 20-F.  Promoted marketing services sold through the self-service marketing system are accounted for the same way as when sold through other sales channels, namely revenue is recognized when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured.

Note 15. Financial Instruments

Non-recurring, page F-45

4.                                    We note that you measured the fair value of your cost method and equity method investments using significant unobservable inputs. Please tell us what consideration you gave to the disclosure requirements of ASC 820-10-50-2(bbb) and 2(f).

In response to the Staff’s comment, the Company will include the following revised disclosures in its future filings on Form 20-F with the necessary updates:

“The Company measures certain financial assets, including the investments under cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined using income approach with unobservable inputs, such as the investee company’s historical financial results and assumptions about future growth rates, which require significant judgment to determine, and market approach based on market participants’ price quote for the investment.~~on an other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.~~

As of December 31, 2014 and 2015, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $2.5 million, $2.5 million and $8.0 million for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 5 for further information).

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.”

Form 6-K filed May 13, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

5.                                    It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income (loss) attributable to Weibo, which may be inconsistent with the updated Compliance and Disclosure Interpretation issued on May 17, 2016. Please review the guidance in Question 102.11 when preparing your next earnings release.

In response to the Staff’s comment, the Company will revise in its future filings to disclose the income tax adjustment separately in arriving at non-GAAP net income (loss) attributable to Weibo.

*          *          *

The Company hereby acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:	Charles Chao, Chairman of the Board, Weibo Corporation
Gaofei Wang, Chief Executive Officer, Weibo Corporation
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP